[AIG Letterhead]
June 15, 2010
Mr. James B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549
Re:	American International Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 File No. 001-8787
Dear Mr. Rosenberg:
Thank you for taking the time this morning to discuss with us your letter dated June 4, 2010 with respect to American International Group, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and our prior response letter dated May 28, 2010. As indicated on our call, we are gathering information to prepare our written response and expect to be in a position to provide a response through an EDGAR filing no later than June 25, 2010.
Thank you again for your consideration. If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.
Very truly yours,

/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel
cc: David L. Herzog